Exhibit 99(d)(3)

Bioenvision, Inc.
345 Park Avenue, 41st Floor
New York, New York 10154

April 24, 2007

PRIVILEGED AND CONFIDENTIAL

Genzyme Corporation
55 Cambridge Parkway
Cambridge, MA 02142
Attention: Mark J. Enyedy

Dear Mark:

In connection with the discussions and negotiations by and between Genzyme Corporation (together with affiliates and subsidiaries thereof, “Genzyme”) and Bioenvision, Inc. (together with affiliates and subsidiaries thereof, “Bioenvision” or the “Company”), regarding a potential merger or other business combination (the “Transaction”), each such party has requested that the other disclose certain proprietary and confidential information about itself (as further defined in Sections 2 and 3 hereof, collectively, the “Confidential Information”). As a condition of either party (“Discloser”) disclosing the Confidential Information to the other part (“Recipient”), the Recipient hereby agrees as follows:

1.                The Confidential Information furnished to Recipient and its officers, directors, employees, affiliates, agents, attorneys, advisors and representatives (collectively, “Recipient Representatives”) by Discloser, whether prior to, on or after the date of this agreement (this “Letter Agreement”), is or will be provided by Discloser subject to the following conditions:

a.                  Recipient will keep confidential all of the Confidential Information and will divulge the Confidential Information only to those Recipient Representative who have a specific need to know such Confidential Information for the purpose of analyzing the desirability of the Transaction.

b.                 Except as provided in Section 1(a) hereof, Recipient will not use the Confidential Information other than for the purpose of evaluation the business and affairs of Discloser in connection with the Transaction.

c.                  Each person or entity to whom such Confidential Information is disclosed (including, without limitation, any and all Recipient Representatives) will be advised of its confidential nature and of the terms of this Letter Agreement and, prior to receiving any Confidential Information, must be bound by obligations of confidentiality and non-use with respect to such Confidential Information that are no less restrictive than the terms of this Letter Agreement. Recipient will take all other reasonable precautions and actions, including, without limitation, such precautions as Recipient employs with respect to its own confidential and proprietary information, to avoid the unauthorized disclosure or use of the Confidential Information. Recipient understands that it is liable for any breach of confidentiality by such persons or entities (including, without limitation, any and all Recipient Representatives) to whom Recipient discloses and Confidential Information.

d.                 Recipient will cause each of its affiliated and subsidiary corporations, general partnership, limited partnership and limited liability companies to comply with the terms of this Letter Agreement, and Recipient shall be jointly and severally liable with such corporations, general partnership, limited partnerships and limited liability companies for any breach of this Letter Agreement.

2.                The term “Confidential Information” includes not only written information but also information transferred orally, visually, electronically or by any other means, whether delivered by a director, officer, employee, affiliate, agent, attorney or advisor of Discloser (collectively, the “Discloser Representatives”). The term “Confidential Information” does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by Recipient or any Recipient Representatives in violation of this Letter Agreement, (ii) is independently developed by Recipient without reference to the Confidential Information, (iii) was known to Recipient or any Recipient Representatives prior to the receipt of the same from Discloser or (iv) is disclosed to Recipient or any Recipient Representative by a third party having a lawful right to disclose such information. The term “Confidential Information” shall also exclude any information that has been or is disclosed pursuant to the Co-Development Agreement dated 12 March 2001, as amended, between Bioenvision and Genzyme (as successor to ILEX Oncology, Inc.) (the “Co-Development Agreement”); such information shall be maintained in accordance with Article 21 of the Co-Development Agreement.

3.                Except as otherwise required by law and without the prior written consent of Discloser, the fact that Confidential Information has been delivered to Recipient, and that the Transaction is under consideration by each of Recipient and Discloser, is itself Confidential Information for purposes of this Letter Agreement. Except as provided in Section 4 hereof, Recipient will not make a public announcement with respect to this Letter Agreement or the terms for the Transaction or the status thereof without the prior written consent of Discloser, which consent may not be unreasonably withheld.

4.                In the event that Recipient or anyone to whom Recipient transmits the Confidential Information pursuant to this Letter Agreement is required to disclose any of the Confidential Information to any governmental authority, in any judicial proceeding, or based on applicable securities laws, Recipient will provide Discloser with at least ten days prior written notice (or such shorter period if a response or answer is due within fewer than ten days) of its intention to comply so that Discloser may seek a protective order or other appropriate remedy to obtain confidential treatment of such Confidential Information. If such protective order or other remedy is not obtained under compliance with the provisions of this Letter Agreement, Recipient will furnish only that portion of the Confidential Information which Recipient’s counsel reasonably concludes is legally required to be furnished.

5.                It is understood and agreed that damages may not be an adequate remedy for Discloser in the event of a breach or threatened breach of this Letter Agreement and, accordingly, Recipient agrees that Discloser will be entitled to seek injunctive or other appropriate equitable relief against Recipient and Recipient Representatives in the event of such a breach or threatened breach.

6.                If the Transaction is not consummated within 180 days from the date of the execution of this Letter Agreement, or upon Discloser’s written request at any time, Recipient will promptly return to Discloser all Confidential Information in the possession of Recipient and Recipient Representatives without retaining copies thereof and will destroy all memoranda notes, analyses, abstracts or other writings prepared by Recipient and Recipient Representatives based on or referencing the Confidential Information (including, without limitation, any information stored on any data storage media) without retaining copies thereof. It is understood that the Confidential Information to be furnished to Recipient at any time in connection with this Letter Agreement is being furnished at the discretion of Discloser.

7.                Except as provided in Section 1(a) hereof, Recipient will not divulge, in any manner, in part or in whole, the Confidential Information to a third party at any time, unless specific prior written consent to do so has been granted by Discloser.

8.                The parties hereby agree that this Letter Agreement binds them and their successors and assigns.

9.                Discloser makes no representation or warranty in this Letter Agreement with respect to the accuracy or completeness of the information provided. Discloser and the Discloser Representatives will have no liability to Recipient under this Letter Agreement resulting form Discloser’s delivery or Recipient’s or Recipient Representatives’ use of the Confidential Information.

10.         Without the prior written consent of the other party, neither party (in this context, the “Soliciting Party”) will, for a period of one year from the date of this Letter Agreement, directly or indirectly solicit for employment any person who is now employed by the other party and involved in the review or consideration of, or discussions involving, the Transaction. The preceding sentence shall not apply to or prohibit: (a) general newspaper advertisements and other general circulation materials or methods not directly targeted at such person; (b) solicitations of any person who has first contacted the Soliciting Party on his or her own initiative; (c) solicitations of any person who, prior to commencement of employment discussions between the Soliciting Party and such person, has been terminated by the other party; or (d) solicitations by an independent recruiting firm having no knowledge of the foregoing obligation.

11.         Except as expressly provided herein with respect to the confidentiality and non-disclosure of the Confidential Information, nothing in this Letter Agreement shall obligate any party in any manner whatsoever with respect to the consummation of negotiations for any transaction between Genzyme and Bioenvision. Unless expressly otherwise acknowledged by the Company in writing, you acknowledge and confirm that no information provided, or statements made, to you or your representatives prior to, in the course of or for the purpose of negotiations, will constitute an offer by the Company or on the Company’s behalf, nor will any such information or statements from the basis of any contract or agreement (including, without limitation an agreement in principle), to sell the Company.

12.         You acknowledge that the Company and the Company’s discretion, the Company’s advisors, shall be free to conduct the process in respect of the Transaction as they in their sole discretion shall determine, including, without limitation, negotiating with any prospective or interested parties.

13.         No failure or delay by the Company in exercising any right, power or privilege under this Letter Agreement shall operate as a waiver thereof, and no modification hereof shall be effective, unless in writing and signed by an officer of the Company or other authorized person on its behalf.

14.         This Letter Agreement shall be governed by the laws of the State of New York, without regard to such State’s conflicts of law principles.

15.         This Letter Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

16.         This Letter Agreement shall terminate two years from the date hereof. This letter agreement contains the entire agreement between the parties concerning disclosure and the use of Confidential Information covered under this Letter Agreement and shall not be modified by previous agreements between the parties.

[Signature page follows]

Signature Page to Mutual Confidentiality Agreement

If you are in agreement with the foregoing, please sign and return this original to the undersigned, keeping a duplicated for your files. A fully executed Letter Agreement will constitute our agreement with respect to the subject matter of this Letter Agreement.

Sincerely,
David Luci
By:	/s/ DAVID LUCI
Name: David Luci
Title: Executive Vice President and General Counsel

Accepted and agreed to
as of the 24th day of
April, 2007

GENZYME CORPORATION
By:	/s/ MARK J. ENYEDY
Name: Mark J. Enyedy
Title: Senior Vice President & General Manager, Oncology